Carter’s Inc.

Phipps Tower

3438 Peachtree Street NE, Suite 1800

Atlanta, Georgia

May 2, 2014

VIA EDGAR

Re:	SEC Comment Letter dated April 21, 2014
Carter’s, Inc.
Registration Statement on Form S-4
Filed March 28, 2014
File No. 333-194896

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention:	John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Erin Wilson, Staff Attorney

Dear Mr. Reynolds:

On behalf of Carter’s, Inc. (the “Company”), we are writing in response to the comment letter, dated April 21, 2014 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the registration statement on Form S-4 (File No. 333- 194896) (the “Registration Statement”) filed by the Company with the Commission on March 28, 2014. The Registration Statement was filed in connection with the proposed offer to exchange (the “Exchange Offer”) $400 million aggregate principal amount of The William Carter Company’s 5.250% Senior Notes due 2021 (the “Exchange Notes”) for an equivalent principal amount of its outstanding 5.250% Senior Notes due 2021 (the “Outstanding Notes”). The terms of the Exchange Notes are substantially identical to the Outstanding Notes, except that the offer and sale of the Exchange Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be freely tradable for securities law purposes.

The Company is registering the Exchange Offer in reliance on the position of the Staff of the Commission enunciated in the Exxon Capital Holdings Corporation SEC No-Action Letter (avail. April 13, 1988), the Morgan Stanley & Co. Incorporated SEC No-Action Letter (avail. June 5, 1991) and the Shearman & Sterling SEC No-Action Letter (avail. July 2, 1993) (collectively, the “Exxon Capital Letters”).

The Company represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes in violation of the provisions of the Securities Act. The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the position of the Staff of the Commission enunciated in the Exxon Capital Letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company will make each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The transmittal letter will also state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. (See the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

The holders tendering the Outstanding Notes have represented to the Company that each such holder is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act or if it is an “affiliate” it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable.

The Company intends to commence the Exchange Offer for the Outstanding Notes promptly after the Registration Statement is declared effective. The Exchange Offer will remain open for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

Please feel free to call the undersigned at (678) 791-1000 or Joel F. Freedman of Ropes & Gray LLP at (617) 951-7309 if you have any questions about this letter.

Sincerely, Carter’s, Inc. The William Carter Company

By:	/s/ Michael Wu
Name: Title:	Michael Wu Senior Vice President, General Counsel and Secretary

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